

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Daniel O'Connor
Chairman and Chief Executive Officer
Larkspur Health Acquisition Corp.
100 Somerset Corporate Blvd., 2nd Floor
Bridgewater, New Jersey 08807

Re: Larkspur Health Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4
Exhibit Nos. 10.14, 10.15, 10.16
Filed November 3, 2022
File No. 333-266838

Dear Mr. O'Connor:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance